September 23, 2022

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Fullem and Jennifer Angelini

Re: Whirlpool Corporation

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 10, 2022

File No. 001-03932

Dear Mr. Fullem and Ms. Angelini:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation, I am responding to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated September 1, 2022, containing comments on the above-referenced filing. For your convenience, we have included in this letter the Staff’s comment in bold and italics before providing our response to that comment. Please note that the “Company,” “Whirlpool,” “we” or “our” refers to Whirlpool Corporation, and unless the context otherwise requires, all references to page numbers correspond to the pages in our Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). While reference is made to our 2021 Sustainability Report and/or our website in many of our responses, the contents of our 2021 Sustainability Report and our website are not incorporated by reference into any report or document we file with the SEC. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 Sustainability Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report and on your website.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

Consistent with our vision to be the best global kitchen and laundry company, in constant pursuit of improving life at home, Whirlpool is committed to the integration of environmental, social, and governance (“ESG”) principles throughout our business. Since 2008, the Company has published a Sustainability

Report and added information on our website to update all stakeholders (including consumers, suppliers, communities, customers, and employees) on our ESG progress around the world. Our 2021 Sustainability Report addresses sustainability reporting practices, speaks to a wide range of stakeholder interests, and is developed in accordance with and is responsive to relevant sustainability reporting standards and frameworks, including the Global Reporting Initiative (GRI) Standards, Task Force on Climate Related Financial Disclosures (TCFD) framework, Sustainability Accounting Standards Board (SASB), CDP and the UN Sustainable Development Goals (SDGs).

In accordance with these various standards intended to communicate an array of ESG issues and aimed at a broad group of stakeholders interested in many varying ESG issues, our 2021 Sustainability Report, which is available on our website, provides information beyond that considered material for investors in the context of disclosures required in an annual report on Form 10-K. As noted in the 2021 Sustainability Report, the Company undertook a sustainability “materiality assessment” in 2019 that was a process distinct from materiality assessments for purposes of the federal securities laws; instead, the issues and goals identified were those which were most important to the Company’s sustainability strategy. The 2021 Sustainability Report provided updates on the issues identified and goals set as part of that sustainability-focused assessment.

By comparison, the contents of the Form 10-K were guided by compliance with the requirements of the SEC’s forms, rules, and interpretations applicable to the Company. In evaluating whether to include climate-related information from the 2021 Sustainability Report in the Form 10-K or other filings, the disclosure requirements of Regulation S-K (including Items 101, 103, 105 and 303) were considered, as well as whether the information constituted “material information ... as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading” pursuant to Rule 12b-20 of the Securities Exchange Act of 1934. The Company further considered relevant Interpretive Releases, including Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469) and Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960).

Additionally, our quarterly disclosure review process seeks to ensure that our periodic reports are consistent with applicable regulatory standards and guidance, including the above. The Company’s Disclosure Review Committee consists of representatives from regional business units, Accounting, Legal, Internal Audit, and Enterprise Risk Management (“ERM”), among others, and receives reports of relevant quarterly developments from key regional and functional leads. The Disclosure Review Committee discusses and surfaces potentially material trends for disclosure consideration based on both quantitative and qualitative factors and the regulatory standards applicable to the filing at issue. Based on the Company’s thorough internal processes and consideration of the regulatory standards and guidance, the Company believes the Form 10-K, as well as its other periodic SEC filings, complies with the relevant disclosure requirements. For example, the items discussed solely in the Company’s 2021 Sustainability Report and which are not discussed in the Form 10-K have not required material capital expenditures or operating expenses, nor caused, and are not expected to cause in the foreseeable future, material risks to the Company’s business or results of operations.

Despite the present financial immateriality of certain of these topics, we recognize the increasing interest of long-term investors in climate change and other ESG information, and we will continue to evaluate relevant information within our Form 10-K and other periodic report filings related to climate change risk and other relevant ESG topics in a manner consistent with applicable regulations. For example, page 4 of our Form 10-K Business section provides an overview of the Company’s Design for Sustainability innovation approach and key eco-efficient product introductions. Page 10 of our Business section provides an overview of our ESG philosophy and strategy, our focus on developing energy and water efficient products that take into account differences in infrastructure and availability of resources around the world, and our significant greenhouse gas (GHG) emission reduction goals which include a “net-zero” target for Scopes 1 and 2 by 2030, and a 20 percent reduction in Scope 3, Category 11 (products in use) emissions by 2030 from 2016 levels.

In addition, the risk factors section of our Form 10-K includes detailed disclosure on the potential impact of climate change in exacerbating supply chain risks (page 21) and raw material inflation (page 22), as well as potentially being a subject of future litigation risk (page 24). The Company also includes a standalone risk factor regarding climate change risk, which provides information on the potential increased compliance costs for climate change regulation, and the adverse business and/or reputational impacts that could arise if we do not comply with the evolving regulatory standards around the world or achieve our net-zero and other GHG emissions reduction targets.

While the initiatives and goals identified in the 2021 Sustainability Report were strategically important to the Company’s overall sustainability program at the time the report was published, we did not and currently do not find that all of these initiatives rise to the level of materiality under the SEC’s rules, regulations and interpretive guidance noted above, either qualitatively or quantitatively. Consistent with its approach to all periodic report disclosures, the Company will continue to monitor and evaluate its climate-related disclosures, including whether additional climate-related information is appropriate as future SEC filings are prepared.

Risk Factors, page 13

2. Please disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

The Company has interpreted the term “transition risks” to mean risks associated with global efforts to transition to a lower-carbon economy. The 2021 Sustainability Report includes an evaluation of the climate-related transition risks and opportunities most relevant to the Company. In developing our 2021 Sustainability Report, we received input from our internal, cross-functional ESG Task Force. We also leveraged the expertise of S&P Global Trucost ESG Analytics to assess impacts to our facilities and to inform our broader analysis of physical and transition risks related to climate change. Our environmental sustainability team worked with Trucost to identify and assess transition and physical risks, taking into consideration different climate-related scenarios and associated time horizons for the short-, medium- and long-term. The analysis included three different scenarios: a 2°C scenario, a moderate mitigation scenario and a business as usual scenario. The results of these analyses were summarized by time horizon, magnitude and likelihood to help inform the risk management process.

Transition risks identified as likely to be the most relevant to the Company in the future, and discussed in the Company’s 2021 Sustainability Report, included:

•	Regulatory Compliance and External Commitments

•	Market and Technology Shifts

•	Carbon Pricing

The process to identify these transition risks in the 2021 Sustainability Report is different than the process the Company undertakes to identify and disclose risks that may materially affect the Company’s business, financial condition and results of operations, as outlined in response to Comment #1. The disclosure review process associated with SEC periodic reports is designed to identify the Company’s most significant overall risks, which are then evaluated for possible disclosure considering their materiality under current securities laws and the applicable disclosure requirements based on the SEC’s forms, rules, and relevant interpretations.

Despite the different standards applied, we found that there was significant alignment between the 2021 Sustainability Report and the Form 10-K in disclosing the most significant transition risks to the Company, as discussed below.

Regulatory Compliance and External Commitments

The 2021 Sustainability Report highlights that climate change regulations could require us to limit emissions, change our manufacturing processes or product offerings, or undertake other costly activities, and that any failure to achieve our sustainability goals, including our net-zero goal, or the perception that we have failed to act responsibly regarding climate change could result in negative publicity and adversely affect our business and reputation. This aligns very closely with our Form 10-K risk factor disclosure on climate change and other environmental regulations, which provides as follows:

Climate change regulations at the federal, state or local level, or in international jurisdictions could require us to limit emissions, change our manufacturing processes or product offerings, or undertake other costly activities….We have set rigorous science-based targets for greenhouse gas reductions and related sustainability goals, including a “net-zero” emissions target in our plants and operations that was announced in 2021. Any failure to achieve our sustainability goals or reduce our impact on the environment, any changes in the scientific or governmental metrics utilized to objectively measure success, or the perception that we have failed to act responsibly regarding climate change could result in negative publicity and adversely affect our business and reputation.

Market and Technology Shifts

The 2021 Sustainability Report highlights that climate change may affect the demand for our products and services, with increased consumer demand for energy-efficient, lower-carbon products and the possibility of new technologies that may impact market behavior, and that we expect to see a broader shift to electrification technologies over time. This aligns very closely with our Form 10-K business and risk factor disclosure, which highlights recent eco-efficient product introductions and our Design for Sustainability holistic innovation approach (page 4), consideration of consumer preferences in designing products that drive efficiencies in water and energy use, including investing in innovations that automate water levels, utilize cold water settings as default, and help auto-dose detergents to further lower environmental impacts and save consumers time and money (page 10), and technological innovation as a significant competitive factor, as consumers continually look for new product features that save time, effort and natural resources (page 16).

Carbon Pricing

The 2021 Sustainability Report highlights our utilization of the Trucost Corporate Carbon Pricing Tool to quantify the risk and understand potential future financial impact against a high, medium and low carbon price scenario, from present to 2050. The scenario analysis provides that at a theoretical high carbon price scenario, Whirlpool could experience increased operating expenditures and lower profit margins, but that we are confident that we would be able to mitigate these impacts by encouraging low-carbon behavior and the innovation of cleaner options within our supply chain and products. This is consistent with our net-zero target and Scope 3 “products in use” emissions reduction goals.

As set forth in our response to Comment #6, we have experienced de minimis (less than $10,000 in 2021) expense to date related to carbon pricing, primarily in the European Union, which amounts are immaterial for disclosure in our Form 10-K. We do provide disclosure in the Form 10-K regarding our efforts to meet our ambitious net-zero target and Scope 3 “products in use” emissions reductions goals, which includes leveraging carbon removal to offset emissions that cannot be avoided, in addition to generating and consuming renewable energy, including installation of wind turbines, solar panels and investing in off-site renewables (page 10). And more generally, our risk factors section discusses the potential increased expense that we may incur as a result of climate change regulation, including requirements to limit emissions, change our manufacturing processes or product offerings, or undertake other costly activities (page 25).

In the future, if the Company determines that there are additional climate-related transition impacts that are material to the financial performance or business operations of the Company, the Company will include appropriate disclosures in its periodic reports, including the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

3. It appears you have identified climate-related projects in your 2021 Sustainability Report. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

While there is no standardized accounting definition of “climate-related projects,” in the Company’s 2021 Sustainability Report, we have identified projects that illustrate tangible actions that we have taken or plan to take to reduce GHG emissions and operate a more sustainable business. Many of these projects were refinanced through the issuance of our $300 million Sustainability Bond as referenced on page 10 and page 75 of our Form 10-K, and are further described in the Sustainability Bond Report available on our Investor Relations website.

These projects include:

•

Research and development (R&D) and capital expenditures such as machine tooling to develop eco-efficient products and processes such as washers and dishwashers that are designed to achieve EPA ENERGY STAR® certification;

•

Investments and expenditures related to pollution prevention and control such as the elimination of the foam blowing agent R600a in refrigeration & freezer products, and improvement in energy efficiency across Whirlpool’s manufacturing and non-manufacturing operations;

•	Investments and expenditures in the generation capacity for renewable energy and expenditures related to the procurement of renewable energy, including on-site and off-site wind; and

•	Renewals of long-term (>5 year) leases for three U.S. LEED Gold-certified distribution centers.

Investments in and expenditures for eligible projects were financed and/or refinanced, in whole or in part, from May 2018 through December 2021 in accordance with the lookback period defined in the Sustainability Bond Framework. Additionally, expenditures include the net present value of operating lease payments as defined in the Sustainability Bond Framework.

These projects encompassed approximately $287 million of the $300 million in net proceeds from the Sustainability Bond. The remainder of the net proceeds ($13 million) was spent on social-related projects. We are proud of our investments in these projects, and provide the key performance indicators and impact in our Sustainability Bond Report; we also describe our progress in eco-efficient products, renewable energy, energy efficiency and green buildings in our 2021 Sustainability Report. While these are significant investments in terms of spend and impact, they are a relatively small part of our overall R&D and capital expenditures for the periods covered by the Form 10-K.

Each year, we spend approximately $1 billion combined in research and development and capital expenditures, or approximately 5% of prior-year net sales for the periods included in our most recently filed Form 10-K. Capital expenditures totaled $525 million, $410 million and $532 million in 2021, 2020 and 2019, respectively. Research and development costs are charged to expense and totaled $485 million, $455 million and $541 million in 2021, 2020 and 2019, respectively. Our ESG strategy is an integral part of our long-term, globally aligned strategic imperatives and operating priorities. Our holistic innovation approach uses Design for Environment principles in our global platforms connecting product sustainability directly with business goals. As a result of that integrated process, it is very challenging to discreetly identify or disaggregate climate-related investments from our main operating business activities. For example, as referenced in our Sustainability Bond report, in April 2021, the Whirlpool® brand announced the launch of a Top Load Washer with 2 in 1 Removable Agitator in the United States. These washers are designed to achieve energy efficiency, are ENERGY STAR® certified and are connected. They were also designed with features such as the removable agitator, a Load & Go™ Dispenser, and a pretreat station to enhance consumers’ laundry experience by saving time and energy as we strive to improve their life at home.

Consistent with our historical practice, we did not break out the details of capital or R&D spending within the financial disclosures in our Form 10-K, and instead provide these categories of spend at an aggregate level. However, in response to the Staff’s comment, the climate-related projects which we did detail in our Sustainability Bond Report were 8.2%, 6.8% and 1.1%, respectively, of our total capital expenditure and R&D-related spending combined in the years reported.

In accordance with our publicly disclosed capital allocation strategy, we expect to continue to fund capital expenditures at a level approximating 3% of net sales. While a portion of this capital spending will fund projects that could be characterized as “climate-related,” we do not forecast project level detail based on whether or not those projects are specifically “climate-related”, and as such did not provide this detailed forward looking breakdown within our financial disclosures.

4. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

As requested by the Staff, set forth below is the Company’s response to each of the individual items referenced in the Staff’s comment. Please note that each of the individual items were evaluated as part of the Company’s scenario analysis conducted with S&P Global Trucost ESG Analytics (see the Company’s response to Comment #2) and the most significant climate-related regulatory or business impacts that arose from this process are set forth in the framework appendix section of the Company’s 2021 Sustainability Report.

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

The Company views these potential indirect consequences as collectively falling under what our 2021 Sustainability Report describes as “Market and Technology Shifts” and “Innovative and Efficient Products for our Consumers.” The former is described as a climate-related transition risk and the latter is described as a climate-related opportunity.

As set forth in our 2021 Sustainability Report and our Form 10-K disclosure, we look at product eco-efficiency as a present and future competitive advantage, and continually innovate to provide consumers with energy and water-efficient products. As we state on page 10 of the Form 10-K, “We know that an environmentally sustainable Whirlpool is a more competitive Whirlpool—a company better positioned for long-term success.” Our Form 10-K disclosure provides further details and proof points consistent with this sustainability philosophy.

With regard to climate-related product opportunities, page 4 of our Form 10-K describes our holistic Design for Sustainability innovation approach, and provides a recent proof point with the introduction of our water and energy-efficient third-rack dishwasher. Page 10 of the Form 10-K highlights our regional approach to developing innovative products that drive efficiencies in water and energy use, and provides a recent proof point with the introduction of our water and energy-efficient twin-tub semi-automatic washer in India. Our risk factor on competition (page 15) highlights energy efficiency as a key product differentiator, and further highlights “technological innovation…that [saves] time, effort and natural resources” as a “significant competitive factor for our products” (page 16).

Conversely, on climate-related product transition risks, our climate change and environmental regulation risk factor provides that we may be forced to “change our…product offerings, or undertake other costly activities” as a result of climate change regulation (page 25).” Similarly, we acknowledge the potential need for product redesign as a result of stricter government energy and environmental standards (page 10).

As illustrated by the above, we respectfully advise the Staff that the Company believes that our Form 10-K disclosure – which is consistent with the climate risk analysis provided in our 2021 Sustainability Report – presents a balanced and fulsome view of the climate-related product risks and opportunities that the Company manages presently and will manage in the future, consistent with the Company’s broader sustainability philosophy.

•	increased demand for generation and transmission of energy from alternative energy sources; and

As discussed in detail in our 2021 Sustainability Report climate risk analysis under “Zero Impact Operations,” we are continually investing in on-site and off-site renewable energy options, including wind and solar. This is part of our broader philosophy that managing the use of natural resources in the manufacturing process is the right thing to do as part of our efforts to reduce our environmental footprint, and is a key strategic imperative in our “net-zero by 2030” target. Consistent with our 2021 Sustainability Report, our Form 10-K highlights our net-zero commitment, and provides that “we expect to achieve [our net-zero] target by generating and consuming renewable energy, including installation of wind turbines, solar panels and investing in off-site renewables through virtual power purchase agreements, improvements in energy efficiency and leveraging carbon removal to offset emissions that cannot be avoided (page 10).” In short, as set forth in our Form 10-K disclosure, we are and expect to continue to be part of the increased demand for generation and transmission of renewable energy, as this investment is critical to our net-zero target and broader sustainable manufacturing philosophy.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

As discussed in our 2021 Sustainability Report climate risk analysis under “Metrics & Targets,” we continually monitor stakeholder engagement and reputation metrics impacted by climate-related risks. We recognize that the image of our brands and company could be significantly damaged if we are perceived to not live up to our sustainability philosophy and external commitments. The significance of this risk is seen throughout our Form 10-K disclosures. For example, we highlight “reputation” as one of the key factors on which we compete (page 15), describe a failure to maintain our reputation and brand image as a risk factor that could negative impact our business (page 16), and highlight negative outcomes in legal and regulatory proceedings, including climate change-related environmental proceedings,as potentially negatively impacting “our reputation and brand image, regardless of the existence or amount of liability” (page 24). Finally, our climate change risk factor includes the following at page 26:

Any failure to achieve our sustainability goals or reduce our impact on the environment, any changes in the scientific or governmental metrics utilized to objectively measure success, or the perception that we have failed to act responsibly regarding climate change could result in negative publicity and adversely affect our business and reputation.

As a whole, we believe our Form 10-K disclosures provide a clear and compelling view of the reputational considerations and potential risks associated with our response to climate change.

Consistent with our current approach, we will continue to assess climate change impacts on our business and monitor the material indirect consequences of climate-related regulation or business trends, and if they are considered reasonably likely to have a material effect on our business, financial condition or results of operations, we will disclose such consequences in future SEC filings as appropriate.

5. We note your disclosure that your operations and those of your suppliers are subject to disruption for a variety of reasons, including due to climate change. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information for the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. In addition, please tell us how you considered disclosing the potential for indirect weather-related impacts that have affected or may affect your major customers.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

As part of the disclosure review process outlined in response to Comment #1, our Disclosure Review Committee periodically evaluates the financial, operational, and reputational impact of any weather-related events that impact the Company and its suppliers and customers. We, like most large manufacturers, do experience weather-related disruptions to our operations – such as flooding, tornadoes, or other natural disasters – periodically. Similarly, many of our suppliers and trade customers experienced severe weather events, including those outlined in the prior sentence as well as hurricanes, wildfires and freezes during the periods covered by the Form 10-K.

For the periods covered by the Form 10-K, we witnessed a significant raw material cost inflation trend that was largely influenced by non-weather related events, including the continued impact of the COVID pandemic, component shortages, freight and logistics disruptions, and general macroeconomic inflation. We did also experience weather-related supply chain constraints, raw material cost increases and business disruption, most notably as a result of the February 2021 Texas freeze.

We historically disclose the quantitative impact of raw material inflation at an aggregate level, as it is a key driver of our cost of goods sold line item. For example, we disclosed on pages 22 and 29 of the Form 10-K that we experienced overall raw material inflation of approximately $1 billion in 2021. While we have not traditionally quantified the impact of each discrete input for this cost inflation, we do provide significant narrative disclosure around the impact of severe weather to our supply chain and raw material and component pricing.

For example, the Business section of our Form 10-K provides as follows on page 9 under “Raw Materials and Purchased Components:”

In 2021 and 2020, our industry was impacted by supply constraints with our suppliers, factories and logistics providers, based in significant part on certain weather events and natural disasters out of our control. In 2022, we expect supply constraints and disruptions, inflation and other macroeconomic factors to continue to impact our business operations.

In addition, our supply chain risk factor on page 21 of the Form 10-K provides that “The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate [supply chain] risks.” Our unanticipated events risk factor on page 19 cites natural disasters as one of the events that “[has] impacted and could directly impact our physical facilities or those of our suppliers or customers,” and severe weather as one of the inputs impacting raw material and purchased component pricing. We believe these disclosures provide investors with sufficient information to evaluate potential areas of severe weather-related risk in our operations, and those of our suppliers and customers.

There have been no changes to the amount or availability of overall insurance coverage, or coverage specific to weather-related events. Pricing for the Company’s insurance program has generally increased at the rate of the broader insurance market. While the Company’s insurers currently do not break out pricing specific to weather-related risks, they have communicated that when losses are experienced, the insurance industry raises premiums and limits coverage.

The Company will continue to monitor these events for future SEC filings, as appropriate, and provide disclosure to the extent that the effects of climate-related severe weather events on us, our suppliers or customers become material to us.

6. We note your disclosure on page 10 of your Form 10-K that compliance with environmental laws and regulations did not have a material effect in 2021 and is not expected to be material in 2022. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

We constantly monitor changes in the regulatory environment, including but not limited to new regulations in the United States and abroad related to climate change. We define climate change-related compliance costs as any capital expenditures and/or other project expenses that we undertake to comply with new or existing regulations focused on GHG emissions reductions or other climate-related areas of focus. As discussed above in the response to Comment #1, each quarter, the Company’s Disclosure Review Committee, which includes Accounting, Legal, Internal Audit and ERM representation, receives reports from key functional leads including corporate and regional Finance, Legal and Environmental, Health and Safety, regarding any significant quarterly developments that may be material for disclosure. The Disclosure Review Committee then discusses and surfaces potentially material trends for consideration for disclosure based on both quantitative and qualitative factors. This review includes trends impacting individual line items in the Company’s financial statements and is designed to identify events that may have had, or may be expected to have, a material impact on the Company’s cost of products sold, SG&A, or other expenses. For example, the following was noted on page 10 of the Form 10-K:

The entire major home appliance industry, including Whirlpool, must contend with the adoption of stricter government energy and environmental standards. These standards have been phased in over the past several years and continue to be phased in, and include the general phase-out of ozone-depleting chemicals used in refrigeration, and energy and related standards for selected major appliances, regulatory restrictions on the materials content specified for use in our products by some jurisdictions and mandated recycling of our products at the end of their useful lives.

The list of environmental regulations outlined in our Form 10-K is broader than just those that impose climate-change related compliance costs. Yet even given the more expansive definition of environmental regulations, we respectfully advise the Staff that we determined and disclosed on page 10 of the Form 10-K that compliance with these environmental laws and regulations did not have a material effect on capital expenditures, earnings, or our competitive position during 2021 and was not expected to be material in 2022.

The Company’s primary compliance costs related to climate change are those related to jurisdictions in which the Company has operations where carbon pricing is currently in place, primarily in the European Union. The financial impact to date has been de minimis, at less than $10,000 in 2021.

The Company does provide robust risk factor disclosure of the potential impact of future climate-related and other environmental regulation. For example, the following was noted on page 25 of the Form 10-K regarding the relevant financial, operational, and reputational impacts of compliance in this area:

The effects of climate change could have an impact on our business and cause us to incur capital and other expenditures to comply with various laws and regulations, especially relating to the protection of the environment, human health and safety, and water and energy efficiency. Climate change regulations at the federal, state or local level, or in international jurisdictions could require us to limit emissions, change our manufacturing processes or product offerings, or undertake other costly activities…We have set rigorous science-based targets for greenhouse gas reductions and related sustainability goals, including a “net-zero” emissions target in our plants and operations that was announced in 2021. Any failure to achieve our sustainability goals or reduce our impact on the environment, any changes in the scientific or governmental metrics utilized to objectively measure success, or the perception that we have failed to act responsibly regarding climate change could result in negative publicity and adversely affect our business and reputation.

In line with our robust quarterly disclosure review processes and the potential future risks highlighted in our Form 10-K, should the Company note any trending or anticipated climate-related compliance costs that are or may become material, future SEC filings will include the appropriate disclosure.

7. We note disclosure in your Form 10-K that you enter into virtual power purchase agreements (VPPAs), and in your 2021 Sustainability Report that you operate in the voluntary carbon credits market. Please provide us with quantitative information regarding your purchase or sale of carbon credits, carbon offsets, or VPPAs during the last three fiscal years and amounts budgeted for future periods.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

As disclosed in the 2021 Form 10-K, the Company invests in off-site renewables through VPPAs, as one component of the Company’s overall strategy to meet its net-zero goal. In addition, as provided in the Company’s 2021 Sustainability Report, the Company participates in the voluntary carbon credits market by following the American Carbon Registry (ACR) methodology, and selling ACR-registered credits to external buyers.

While we are proud of our engagement in the VPPA and voluntary carbon offset credit marketplaces, we believe that the financial impact to Whirlpool of such participation has been and remains immaterial. During the last three fiscal years, we generated a total net benefit of approximately $48,000 related to our participation in the VPPAs, which are recorded within the cost of goods sold line item. Whirlpool also received 11,577 Renewable Energy Certificates (RECs) that are anticipated to be retired as part of our plan to reach a net-zero emissions target in our global plants and operations by 2030. From 2019 through 2021, Whirlpool sold 544,689 carbon offset credits with a total value of $1 million related to our refrigeration blowing agent carbon offset program which was developed and registered with ACR. By comparison, the Company’s net sales and net earnings available to Whirlpool during this three-year period totaled approximately $62 billion and $4 billion, respectively. We respectfully advise the Staff that we concluded that the above amounts related to carbon credits and VPPAs did not require separate disclosure in the 2019, 2020 or 2021 Form 10-K because they were determined to be immaterial.

We do expect the financial impact of our participation in these marketplaces to increase in the future; however, it is challenging to forecast the exact amounts given current levels of volatility in the voluntary and unregulated carbon marketplace. As the Company engages in the future purchase or sale of carbon credits or offsets, it will continue to evaluate the effects of those future carbon credit transactions in SEC filings, including disclosures on the Company’s business, financial condition, or results of operations, in light of relevant rules, regulations and guidance and the applicable standard of materiality.

I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

Sincerely,

/s/ JAMES W. PETERS
James W. Peters
Executive Vice President and Chief Financial Officer

cc: Christopher S. Conley, Corporate Controller

Ava A. Harter, Chief Legal Officer

Bridget K. Quinn, Corporate Secretary